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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 9)



                                  Buffets, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    119882108
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  119882108               13G                  Page  2   OF   4   PAGES
          ----------                                         ----    -----

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Roe H. Hatlen
          ###-##-####

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /

                                                                         (b) / /
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

- --------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
                                             1,060,896
 NUMBER OF          ------------------------------------------------------------

  SHARES            6    SHARED VOTING POWER

BENEFICIALLY                                    81,000

 OWNED BY
                    ------------------------------------------------------------
   EACH             7    SOLE DISPOSITIVE POWER

 REPORTING                                   1,060,896

  PERSON
                    ------------------------------------------------------------
   WITH             8    SHARED DISPOSITIVE POWER
                                                81,000

- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,723,166**
     ** includes(i)182,244 shares owned of record by spouse as trustee for children, and (ii) 132,026 shares owned by members of Mr. Hatlen's family sharing his household, as to all of which Mr. Hatlen disclaims beneficial ownership; also includes (iii) 267,000 shares subject to stock options exercisable within 60 days of Dec. 31, 1994 and (iv) 81,000 shares owned by a foundation of which Mr. Hatlen is a director.

- --------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                      5.6%

- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
                               IN

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.

          (a)  Name of Issuer

                    Buffets, Inc.

          (b)  Address of Issuer's Principal Executive Offices

                    10260 Viking Drive, Eden Prairie, MN 55344

ITEM 2.

          (a)  Name of Person Filing

                    Roe H. Hatlen

          (b)  Address of Principal Business Office or, if None, Residence

                    10260 Viking Drive, Eden Prairie, MN 55344

          (c)  Citizenship

                    USA

          (d)  Title of Class of Securities

                    Common Stock, $.01 par value

          (e)  CUSIP Number

                    119882108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a)  / /  Broker or Dealer registered under section 15 of the Act
          (b)  / /  Bank as defined in section 3(a)(6) of the Act
          (c)  / /  Insurance Company as defined in section 3(a)(19) of the Act
          (d) / / Investment Company registered under section 8 of the Investment Company Act
          (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
          (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
          (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.   OWNERSHIP

          (a) Amount Beneficially Owned 1,723,166 ; includes (i)182,244 shares owned of record by spouse as trustee for children, and (ii) 132,026 shares owned by members of Mr. Hatlen's family sharing his household, as to all of which Mr. Hatlen disclaims beneficial ownership; also includes (iii) 267,000 shares subject to stock options exercisable within 60 days of Dec. 31,1994 and (iv) 81,000 shares owned by a foundation of which Mr. Hatlen is a director.


          (b)  Percent of Class
                                        5.6%

          (c)  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote   1,060,896
                (ii)   shared power to vote or to direct the vote    81,000
               (iii)   sole power to dispose or to direct the
                       disposition of                             1,060,896
                (iv)   shared power to dispose or to direct the
                       disposition of                                81,000

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ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                    Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

                    Not Applicable

ITEM 10.  CERTIFICATION

               Not Applicable


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 13, 1995
                                         -----------------------------
                                                     Date

                                               /s/ Roe H. Hatlen
                                         -----------------------------
                                                   Signature

                                                 Roe H. Hatlen
                                         -----------------------------
                                                  Name/Title